Chimerix, Inc.
2505 Meridian Parkway, Suite 100
Durham, NC 27713
(919) 806-1074

May 1, 2024

Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Chris Edwards

Re:    Chimerix, Inc.
    Registration Statement on Form S-3
    File No. 333-277505

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:00 p.m. Eastern Time on May 3, 2024, or as soon thereafter as is practicable.

Once the above-referenced Registration Statement has been declared effective, please orally confirm that event with Jason Kent of Cooley LLP, counsel to the registrant, at (212) 479-6044.

Chimerix, Inc.

By: /s/ Michael T. Andriole
Michael T. Andriole
President and Chief Executive Officer